June 29, 2007

VIA EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Brad Skinner, Accounting Branch Chief

RE:	Pegasystems Inc.

Response to Comment Letter dated June 1, 2007

Regarding Form 10-K/A for Fiscal Year Ended December 31, 2005

Filed April 25, 2007 (the “2005 Form 10-K/A”) and

Form 10-K for Fiscal Year Ended December 31, 2006

Filed May 3, 2007 (the “2006 Form 10-K”)

File No. 001-11859

Ladies and Gentlemen:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 1, 2007 (the “Comment Letter”) to Mr. Craig Dynes, Chief Financial Officer and Senior Vice President of the Company, with respect to the 2005 Form 10-K/A and the 2006 Form 10-K referenced above. Hard copies of this letter are also being delivered under separate cover to Christine Davis and Marc Thomas of the Commission.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Item 6. Selected Consolidated Financial Data, page 17

1.	We note that you have disclosed restated selected financial data for the periods ended December 31, 2001 and 2002. Please tell us what consideration you gave to amending your Form 10-K for the fiscal year ended December 31, 2002 as a result of the errors identified in these years and explain how you concluded that amendment was not necessary.

When considering if the Company should amend its Form 10-K for the fiscal year ended December 31, 2002, the Company considered the nature of the errors for all of the restated

Securities and Exchange Commission

June 29, 2007

years. The Company noted that the error requiring restatement for the fiscal years ended December 31, 2002 and 2001, relating to the Company’s accounting for multiple element arrangements involving fixed-price services, also required restatement for the fiscal years ended December 31, 2005, 2004 and 2003. This error was described in detail in Note 8 to the Consolidated Financial Statements included in the 2005 Form 10-K/A. Because the issue relating to the restatement for the years ended December 31, 2002 and 2001 was consistent with those relating to the restatement of the later years, the Company determined that amending its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and describing the issue clearly in one location and in the context of the other errors necessitating the restatement would provide the most clarity to investors.

This approach is consistent with the guidance published by the Commission on January 16, 2007 regarding the restatement of past periodic filings due to stock option issues. In that guidance, the Commission addressed the situation where a company was restating a significant number of prior years due to stock option errors, and where amending all previously filed reports could be unduly burdensome on that company and could adversely impact the ability of a reader of that company’s financial statements to easily and fully understand the impact of the restatement. The Commission noted in the guidance that it would not object to a company deciding not to amend all previously filed reports in this fact pattern. The Company believes that its fact pattern closely aligns with the fact pattern described above, except that the errors were not related to stock options. The Company decided to file the 2005 Form 10-K/A, as well as filing the 2006 Form 10-K within two weeks of the filing of the 2005 Form 10-K/A, even though the Commission’s guidance stated the SEC staff would not object to a registrant’s conclusion to not file an amended Form 10-K if the next Form 10-K is “due to be filed” within two weeks of the Form 10-K amendment that otherwise would have been filed. In addition to these two filings, the Company also filed two Amended Quarterly Reports on Form 10-Q/A and two Quarterly Reports on Form 10-Q during the period between April 25, 2007 and May 21, 2007, resulting in a total of six filings within a one-month period that investors would need to read and understand. The Company also noted a speech given in February 2007 by Anthony Jordan, a former Accounting Branch Chief in the Commission’s Boston District Office sponsored by the StoneTurn Group, in which Mr. Jordan noted as follows: “While the January 2007 Corp Fin letter specifically focuses on the correction of errors related to stock option grants, the same general approach can be applied to other restatement issues as well.”

For these reasons, the Company concluded that amending the Form 10-K for the fiscal year ended December 31, 2005, and including in that amendment disclosure regarding the restatements for 2002 and 2001, would result in the approach that would provide the most clarity to its investors while limiting the burden on the Company with respect to the restatement for the fiscal years ended December 31, 2002 and 2001.

2.	We note the disclosure provided in Note 8 to your financial statements regarding the nature and impact of the restatements for the years ended 2005, 2004 and 2003. Explain to us how you considered providing corresponding disclosure for the years ended 2002 and 2001 in a footnote to your presentation of selected financial data.

Securities and Exchange Commission

June 29, 2007

In accordance with Statement of Financial Accounting Standards (SFAS) 154: Accounting Changes and Error Corrections, paragraph 26 and Accounting Practice Bulletin 9: Reporting the Results of Operations, the following is required to be disclosed: the fact that previously issued financial statements have been restated; a description of the nature of the error; the cumulative effect of the change on retained earnings or other appropriate components of equity or net assets; and the resulting effects (both gross and net of applicable income tax) on the net income.

The Company disclosed the description of the nature of the error for the years ended December 31, 2002 and 2001 by reference to the discussion in Note 8 to the Consolidated Financial Statements included in the 2005 Form 10-K/A. As noted above, the nature of the error for the years ended December 31, 2002 and 2001 was consistent with those relating to the later years and discussed in Note 8 of the 2005 Form 10-K/A. The Company disclosed that previously issued financial statements for the years ended December 31, 2002 and 2001 had been restated and the cumulative effect of the change on retained earnings and the resulting effects (both gross and net of applicable income tax) on the net income for the years ended December 31, 2002 and 2001 in Item 6, Selected Consolidated Financial Statements, in the “Adjustment” column. Accordingly, the Company believes that it provided the required disclosure in the 2005 Form 10-K/A with respect to the years ended December 31, 2002 and 2001.

Financial Statements

Note 8. Restatement, page 58

3.	Please tell us more about the errors identified in your accounting for time and material service contracts. Describe for us, in reasonable detail, your accounting before and after the restatement. Also, explain your basis for concluding that your prior accounting was incorrect and that your current accounting is appropriate. As part of your response, please tell us how you concluded that these errors began in the fourth quarter of 2004.

Prior to the fourth quarter of 2004, services revenue under time and material service contracts was recognized when billed. This approach was used because the systems and controls in place prior to the fourth quarter of 2004 were not adequate to demonstrate during the month in which the services were performed that the criteria for revenue recognition had been met.

During the third and fourth quarter of 2004, the Company completed significant improvements in its systems and controls. The system for accumulating billable time was thoroughly revamped and controls were put into place to segregate billable time from non-billable time and signed work orders from non-signed work orders. The time from prior non-billable work orders or tasks was purged from the system and an active maintenance procedure was put into place to keep only current billable projects in the system. After these improvements were completed and the Company tested the procedures it had put into place to determine that it was maintaining billable work orders which also satisfied the necessary revenue recognition criteria, at that point the Company had a source to recognize revenue for time and material work orders as they were performed.

Securities and Exchange Commission

June 29, 2007

Beginning in the fourth quarter of 2004, for the reasons stated in the preceding paragraph, the Company was able to adequately demonstrate that the criteria for revenue recognition on time and material services contracts had been met during the month in which services were performed. However, the Company nonetheless continued to employ an accounting convention of recording revenue when it was billed, which was typically in the month following the month the services were provided. In connection with the restatement, the Company determined that it had erred by not changing its method of accounting in the fourth quarter of 2004 for time and materials services contracts. Accordingly, in the restatement, it was determined that the Company’s method of accounting for time and materials services contracts should be corrected, effective in the fourth quarter of 2004, and the revenue from time and material service contracts should be recorded as the services are performed. The service revenue amounts were properly recorded into their respective periods from the fourth quarter of 2004 through the end of 2005, which resulted in $1.5 million of revenue being recorded beginning with $1 million in the fourth quarter of 2004.

4.	We note that your current disclosure aggregates the impact of the errors related to the fixed price service contracts and time and material service contracts. Please tell us what consideration you gave to providing disclosure which separately quantifies the impact of correcting the accounting for each of these contract types. It appears that the errors related to fixed price service contracts and time and material contracts represent separate errors that would require separate quantification. See SFAS 154, par. 26.

The Company believes that the disclosure provided in the 2005 Form 10-K/A meets the requirements in SFAS 154, paragraph 26. In accordance with paragraph 26 of SFAS 154, the following is required to be disclosed: (a) that previously issued financial statements have been restated, along with a description of the nature of the error; (b) the effect of the correction on each financial statement line item; (c) any per-share amounts affected for each prior period presented; and (d) the cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.

The correction of the errors relating to fixed price service contracts and time and material service contracts resulted in errors to the “Service revenue” line item on the Statements of Income. In Note 8 to the Consolidated Financial Statements included in the 2005 Form 10-K/A, the Company described the restatement, the nature of the errors to service revenue including both the fixed price service contracts and time and material service contracts, per-share amounts affected for each prior period presented and the cumulative effect of the change on retained earnings as of the beginning of the earliest period presented. These errors related to service revenue and the Company believes that its investors are most interested in the aggregate impact on services revenue, and that separately quantifying the impact of these errors would not be meaningful to investors. The Company determined that additional disclosure beyond that required by SFAS 154 would not have been meaningful to investors.

Securities and Exchange Commission

June 29, 2007

5.	Please describe how the restatement impacted your income tax provision (benefit) for the restated periods. In this regard, please explain why the impact on income taxes in 2003 and 2004 was so significant relative to the impact on pre-tax income. As part of your response, please tell us whether there was a change in your accounting for income taxes or whether you recorded any adjustments to your income tax provision (benefit) that did not relate to the restatement.

The following table shows the restatement adjustments to the income tax provisions:

(Amounts in Thousands) credit (debit) to provision	2001	2002	2003	2004	2005
Errors recorded in 2005 related to prior periods:
Deferred Tax Liability for Term License Installments	(3,884)	—	—	—	3,884
UK Capital Allowances and Inter-company Interest	—	—	370	(29)	(341)
U.S. Federal and State Overpayments	—	—	264	289	(553)
Valuation Allowance	3,884	—	(2,166)	1,264	(2,982)
Error recorded in 2004 related to prior periods:
Extraterritorial Income Exclusion (ETI)	288	424	—	(712)	—
Valuation Allowance	(288)	(424)	712	—	—
Change recorded in 2004 related to 2003:
Extraterritorial Income Exclusion (ETI) 2004	—	—	684	(684)	—

Sub-total of items identified in prior comment letter response dated 9 November 2006	—	—	(136)	128	8
Errors identified in 2006 related to prior periods:
Temporary differences as a result of revenue and other P&L items	76	(769)	(24)	(11)	(280)
Valuation Allowance	(76)	769	(693)	—	—
Extraterritorial Income Exclusion (ETI) 2006	41	(4)	(72)	240	67
Valuation Allowance	(41)	4	37	—	—
Credits carried forward, correct to amounts as filed	—	(447)	278	238	—
Valuation Allowance	—	447	(447)	—	—
Other	—	(42)	(25)	21	(38)
Valuation Allowance	—	(42)	19	13	10
Income Statement Adjustment—Tax Provision cr(dr)	—	—	(1,063)	630	(233)

The restatement did not include a change in the accounting for income taxes. The restatement impact on the income tax provision for 2003 was so significant relative to the impact on pre-tax income due to the change in the valuation allowance and to other immaterial adjustments as explained below. The restatement impact on the income tax provision for 2004 was so significant relative to the impact on pre-tax income primarily due to other immaterial adjustments as explained below.

Securities and Exchange Commission

June 29, 2007

The restatement did include immaterial adjustments to income tax provision (benefit) that did not relate to the restatement adjustments for revenue timing and other P&L items. The restatement included immaterial tax adjustments for those items identified in the Company’s comment letter responses to the Commission dated August 4, 2006 and November 9, 2006. These immaterial corrections were previously recorded in the third quarter of 2005, as the Company applied Staff Accounting Bulletin 99 and determined they were not material to that period or any prior period. However, as part of the restatement, the Company elected to reverse these adjustments out of the third quarter of 2005 and report them in the proper previously reported periods in order to provide the investors with a clear view of the true tax provisions required in each of the prior years. In addition, the restated income tax provisions include immaterial corrections of errors identified in 2006 of extraterritorial income exclusion, tax credits carried forward, and other insignificant items.

In periods prior to 2003, the Company had recorded a valuation allowance which reduced deferred tax assets, including the tax effect of net operating losses carried forward. The valuation allowance on these assets was necessary because, in years prior to 2003, the realization of its deferred tax assets was not “more likely than not”. Accordingly, the impact of the restatement on pre-tax income for 2001 and 2002 changed the tax effect of the net operating losses carried forward and the valuation allowance by equal amounts, resulting in no net change from the restatement to the income tax provision or deferred income taxes in 2001 and 2002. In 2003, the valuation allowance was appropriately reduced, and a $0.7 million income tax impact in 2003 was recorded in connection with the restatement of the prior years’ revenue timing and other P&L items. The justification for a valuation allowance at the end of 2003 was eliminated because the restatement adjustments transformed the Company’s net deferred tax asset position into a net deferred liability position. In the absence of negative evidence, this resulted in positive evidence of future taxable income from the reversal of the taxable temporary differences, requiring the reduction of the valuation allowance in 2003.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 60

6.	Your disclosures indicate that due to the material weaknesses identified you recorded material post-closing adjustments to your financial statements for the fiscal year ended December 31, 2006. Please explain to us the nature and the amounts of these post-closing adjustments and tell us whether these adjustments had any impact on previously filed financial statements. Further, confirm to us that the errors discovered related only to the periods in which the adjustments were made.

Through the end of April 2007, the Company was restating prior periods, while at the same time closing the third quarter and full year 2006. Material post-closing adjustments to accrue $1.1 million of dividends and to change the timing of $0.2 million of services revenue recognition, in each case for the third quarter and full year 2006, were made after the Company had prepared draft financial statements for those periods for auditor review. These adjustments to the third quarter and full year 2006 did not impact previously filed financial statements, related only to the periods in which they were made, and were corrected prior to filing the financial statements for those periods.

* * * *

Securities and Exchange Commission

June 29, 2007

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K/A and the 2006 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K/A and the 2006 Form 10-K; and

•	The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6136. Thank you.

Very truly yours,

/s/ Shawn Hoyt
Shawn Hoyt,
General Counsel and Secretary

cc:	Christine Davis, SEC Staff Accountant

Marc Thomas, SEC Senior Staff Accountant

Craig Dynes

Robert V. Jahrling, Esq.